SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                  -------------
                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                           Iwerks Entertainment, Inc.
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                                (Name of Issuer)


                           Iwerks Entertainment, Inc.
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                      (Name of Person(s) Filing Statement)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    465916203
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                      (CUSIP Number of Class of Securities)


        Gary J. Matus                              Julie Kaufer, Esq.
   Chief Executive Officer               Akin, Gump, Strauss, Hauer & Feld, LLP
   4520 West Valerio Street                2029 Century Park East, 24th Floor
Burbank, California 91505-1046                   Los Angeles, CA 90067
        (818) 841-7766                              (310) 229-1000
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  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1933.

     b. |_| The filing of a registration statement under the Securities Act of 1933.

     c. |_| A tender offer.

     d. |_| None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

     Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE
                 Transaction
                  Valuation*                     Amount of Filing Fee
                 -----------                     --------------------
                 $2,250,000                            $450.00

     *Set forth the amount on which the filing fee is calculated and state how it was determined.

|X| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $450.00       Filing Party: IWERKS ENTERTAINMENT, INC.
                         ---------                   --------------------------
Form or Registration No.: SCHEDULE 14(A)    Date Filed: SEPTEMBER 24, 2001
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                                    AMENDMENT

     This is Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed by Iwerks Entertainment, Inc., a Delaware corporation ("Iwerks"), on September 25, 2001 (the "Schedule 13e-3"), in connection with an Agreement and Plan of Merger, dated August 31, 2001, providing for the merger of SimEx Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of SimEx, Inc., an Ontario corporation, with and into Iwerks, whereby Iwerks will become a wholly-owned subsidiary of SimEx, Inc. (the "Merger").

     The Schedule 13e-3 Transaction Statement represented that Iwerks was the issuer of equity securities which were the subject of a Rule 13e-3 transaction. Iwerks has determined that neither SimEx, Inc. nor SimEx Acquisition Corporation are affiliates of Iwerks engaged in a Rule 13e-3 transaction. Prior to the execution of the merger agreement between Iwerks, SimEx, Inc. and SimEx Acquisition Corporation, neither SimEx, Inc., SimEx Acquisition Corporation, nor any of their respective directors or executive officers, ever owned beneficially or of record any capital stock or other security interest in Iwerks. Similarly, neither Iwerks, nor any of its directors or executive officers, owns or has owned any capital stock or other security interest in SimEx, Inc. or SimEx Acquisition Corporation. No director or officer of SimEx, Inc. or SimEx Acquisition Corporation has served or currently serves as a director or officer of Iwerks, and no director or officer of Iwerks has served or currently serves as a director or officer of SimEx, Inc. or SimEx Acquisition Corporation. Additionally, upon consummation of the Merger, no director or officer of Iwerks will own any equity interest in the surviving company or in SimEx, Inc., and except where existing contractual obligations require payment pursuant to a change of control, each director and officer of Iwerks is entitled to receive only the per share consideration offered to each other stockholder of Iwerks.

     Accordingly, Iwerks believes Rule 13e-3 does not apply to the Merger.

     Concurrently with the filing of this Amendment, Iwerks is filing a definitive proxy statement pursuant to which the stockholders of Iwerks will be given notice of and information regarding the Merger.


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                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  November 16, 2001                   Iwerks Entertainment, Inc.


                                            By:   /S/ JEFF DAHL
                                                ------------------------------
                                                Name:  Jeff Dahl
                                                Title: Chief Financial Officer


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